MeadWestvaco Corporation 501 South 5th Street Richmond, VA 23219-0501 +1 804.444.2016 john.banu@mwv.com

August 31, 2012

BY EDGAR AND BY HAND DELIVERY

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: MeadWestvaco Corporation, Form 10-K for Fiscal Year Ended December 31, 2011, Filed February 27, 2012, File No. 001-31215

Dear Mr. Hiller:

On behalf of MeadWestvaco Corporation (“MWV” or the “company”), set forth below is the response of the company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2012. We believe that, after the Staff’s review of our responses, the Staff can reach the conclusion that the accounting treatment for these transactions is appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s discussion and analysis of financial condition and results of operations, page 15

Significant Transactions, page 33

1.	We note your disclosures under this heading and on page 19 of the interim report that you filed on July 30, 2012 that on November 17, 2011 you arranged to dispose of the business constituting your Consumer & Office Products segment, and that this transaction was completed on May 1, 2012.

We understand that ACCO Brands Corporation acquired this business by issuing 57.1 million shares of its stock valued at $602.3 million and assuming the $460 million debt you arranged to be issued by the Consumer & Office Products segment just prior to the

August 31, 2012

exchange. The disclosures in your interim report indicate that net assets as of December 31, 2011 associated with discontinued operations sold during the second quarter were $527 million while disclosures in your May 3, 2012 current report indicate that such net assets had declined to $474 million as of March 31, 2012. You explain that you received $460 million in cash while your shareholders received the ACCO Brands Corporation stock. We would like to understand why you believe these transactions should be accounted for as a non-monetary and non-reciprocal spin-off at book value rather than a transaction in which you would need to recognize gain or loss.

Please submit the analysis that you performed in formulating your view, supplemented as necessary to explain how you have applied the guidance in FASB ASC 810-10-40-5 and 6; FASB ASC 845-10-25-6, 9 and 10, FASB ASC 845-10-30-21, 22, 26 and 27; and the example in FASB ASC 845-10-55-27 and 28.

On April 30, 2012, MWV transferred the net assets of its Consumer & Office Products business (“C&OP”) into Monaco Spinco, Inc. (“Spinco”), a wholly-owned subsidiary of MWV. On May 1, 2012 at 12:02 a.m., MWV distributed the common stock of Spinco on a pro rata basis to MWV shareholders. Subsequent to the pro rata distribution of Spinco common stock to MWV shareholders, on May 1, 2012 at 12:03 a.m., Spinco, now an independent and separate legal entity from MWV, was merged with ACCO Brands Corporation (“ACCO”).

We believe the pro rata distribution of the common stock of Spinco to MWV shareholders should be accounted for as a non-monetary and non-reciprocal spin-off at book value. As defined in FASB ASC 505-60-20, a spin-off is the transfer of assets that constitute a business by an entity (the spinnor) into a new legal spun-off entity (the spinnee), followed by a distribution of the shares of the spinnee to its shareholders, without the surrender by the shareholders of any stock of the spinnor. MWV transferred the net assets of the C&OP business into Spinco, followed by the pro rata distribution of the common stock of Spinco to MWV shareholders, without the surrender by MWV shareholders of any common stock of MWV. We applied the guidance in FASB ASC 505-60-25-2 and ASC 845-10-30-10 which states the accounting for the distribution of non-monetary assets to owners of an entity in a spin-off shall be based on recorded amounts (after reduction, if appropriate, for an indicated impairment of value). MWV did not receive any monetary consideration from MWV shareholders in connection with the distribution of the common stock of Spinco; therefore, we believe the distribution was a non-reciprocal transfer. Accordingly, an entity’s distribution of the shares of a wholly owned or consolidated subsidiary to its shareholders shall be recorded based on the carrying value of the subsidiary.

August 31, 2012

We have also considered the implication on the accounting for the transaction of the subsequent merger of Spinco and ACCO. As indicated in FASB ASC 505-60-25-2, the structure and form of the transaction are critical to the accounting: “Regardless of whether the spun-off operations will be sold immediately after the spin-off, the transaction shall not be accounted for as a sale of the accounting spinnee followed by a distribution of the proceeds.” Consequently, we concluded that the subsequent merger does not impact the accounting for the transaction and reaffirmed the transaction should be reported at the recorded amount of Spinco.

We reviewed the guidance in FASB ASC 810-10-40-5 and as noted above have appropriately applied FASB ASC 845-10, specifically ASC 845-10-30-10. We also reviewed the guidance in FASB ASC 810-10-40-6 and believe in accordance with FASB ASC 505-60-25-2 that the merger of Spinco with ACCO which occurred subsequent to the spin-off of Spinco from MWV should be considered as a separate transaction.

Prior to the spin-off and under the terms of the Separation Agreement between MWV and Spinco, MWV received debt proceeds of $460 million. This $460 million was composed of borrowings by MWV of $270 million and Spinco of $190 million. The Spinco borrowings of $190 million occurred prior to the spin-off and while Spinco was a wholly owned subsidiary of MWV. The $460 million was debt of MWV prior to the spin-off. Since the nature of the $460 million was not monetary consideration received by MWV from either the MWV shareholders or ACCO, we do not believe FASB ASC 845-10-25-6, 9 and 10; FASB ASC 845-10-30-21, 22, 26 and 27; and the example in FASB ASC 845-10-55-27 and 28 apply as this guidance refers to non-monetary exchanges involving “boot” and monetary exchanges, both of which would involve reciprocal transfers. As stated in the above discussion, we believe the spin-off was a non-reciprocal transfer.

The following is the closing timeline, showing the order in which events occurred, along with the date and time of occurrence, with respect to the major steps in the spin-off and merger transactions.

April 30, 2012

1.	9:00 am: MWV contributed the C&OP business’ net assets to Spinco

2.	10:30 am: Spinco lenders funded a $190 million loan to Spinco

3.	12:00 pm: Spinco distributed to MWV a) $270 million in securitized notes of Spinco, and b) common stock of Spinco

4.	2:18 pm: A merger certificate was filed in Delaware with an effective time of 12:03 am on May 1, 2012

August 31, 2012

May 1, 2012

1.	12:01 am: MWV and its lender under a Credit Agreement dated April 17, 2012 entered into and consummated an Exchange Agreement, with MWV exchanging the Spinco securitized notes received on April 30, 2012 for its debt obligation of $270 million

2.	12:02 am: MWV distributed on a pro rata basis, the common stock of Spinco to its shareholders

3.	12:03 am: The merger between Spinco and Augusta Acquisition Sub, Inc. (subsidiary of ACCO) became effective

The $460 million debt proceeds received by MWV and resulting debt exchange are summarized as follows:

•	On April 17, 2012 MWV borrowed $270 million

•	On April 30, 2012 Spinco borrowed $190 million

•	On April 30, 2012 Spinco issued securitized notes representing an obligation for Spinco to pay $270 million in 2020

•	On May 1, 2012 MWV exchanged the securitized Spinco notes with its lender in satisfaction of the $270 million debt obligation

August 31, 2012

The company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact the undersigned at (804) 444-2016.

Very truly yours,

/s/ John E. Banu
John E. Banu
Vice President and Controller

cc:	Jenifer Gallagher, Securities and Exchange Commission
John A. Luke, Jr.
E. Mark Rajkowski
Wendell L. Willkie, II
William T. Bishop, PricewaterhouseCoopers LLP